Allied Nevada Gold Corp.
9600 Prototype Court
Reno, Nevada 89521
Phone: (775) 358-4455 Facsimile: (775) 358-4458

July 22, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on
Form S-3 (No. 333-160242)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the "Securities Act") Allied Nevada Gold Corp. ("Allied Nevada") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the above-referenced Registration Statement (the "Registration Statement") to July 27, 2009 at 4:00 p.m. (Eastern) or as soon thereafter as is practicable.

Allied Nevada hereby acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Allied Nevada also requests the Commission confirm the effective date and time of the Registration Statement in writing.

Very truly yours,

Allied Nevada Gold Corp.

Hal D. Kirby
Chief Financial Officer